Contact



www.linkedin.com/in/dannykkim
(LinkedIn)
www.litmotors.com (Company)
hbr.org/product/Lit-Motors/
an/813079-PDF-ENG (Other)
businessweek.com/
videos/2014-03-20/lit-motors-ceo-
on-his-self-balancing-motorcycle
(Other)

Top Skills

Solidworks

Product Development

Research

Languages

Korean, Japanese, Spanish

Publications

Lit Motors Will Shake Up The Electric
Vehicle Market

Apples in acquistions talks with Lit
Motors

Larry Page backed startup

Lit Motors Inc - HBS case study

An Electric Motorcycle with the best
of both worlds

Patents

Method and Apparatus for Remote
Operation of Motorized Two-
Wheeled Vehicle

Augmented tire traction system for
two-wheeled vehicle

Vehicle collision mitigation system

Electronic control system for
gyroscopic stabilized vehicle

Method and Apparatus for Trajectory
Shape Generation for Autonomous
Vehicles

Danny Kim

Founder/CEO/CTO: Tamed a moonshot for a mass market EV.
San Francisco, California, United States

Summary

Lit Motors, Lit Scooters, Other labs, Vanilla Bicycles, MIT Media Lab,
Squid labs, MIT VDS, Local Motors, Goloco, Power of Ten.

Global experience: In one year travelled alone to 108 cites, 35
countries, on four continents.

Travel: Japan, Korea, China, Russia, Estonia, Ukraine, Poland,
Rep. of Serbia, Slovakia, Slovenia, Croatia, Romania, Bulgaria,
Czech Republic, Hungary, Austria, Switzerland, Germany, Denmark,
Norway, Sweden, Finland, Italy, Greece, Egypt, Syria, Tunisia,
Morocco, Spain, Portugal, France, Monaco, Belgium, Netherlands,
England, Brazil...

Goal: To trail blaze the evolution of sustainable commuter
transportation.

Specialties: Dream & Execute.

Experience

Lit Motors
Founder, CEO, & CTO
February 2010 - Present (14 years 4 months)
San Francisco, California

Management without aneurisms.

Other labs
Cargo scooter prototype Project Leader
October 2009 - January 2010 (4 months)

I coordinated, facilitated, and managed the prototype development. My task
was to organized, team build, and fabricate the prototype of a cargo scooter
with a budget of $250. Insuring all aspects of the design and fabrication of the
prototype were executed efficiently.

http://www.flickr.com/photos/64836237@N00/sets/72157622865407408/

Vanilla Bicycle Co.
Production Design Manager
August 2009 - November 2009 (4 months)
Portland, Oregon Metropolitan Area

I was hired to research and design a production run of 25 custom race frames/ per month. My background in titanium bicycle building and CAD/CAM machine milling elevated this company to streamline production and larger profit margins.

Bicycle manufacturing Jig
http://www.flickr.com/photos/64836237@N00/sets/72157608323289217/

Titanium Gold gilded Bicycle.
http://www.flickr.com/photos/64836237@N00/sets/72157621228288219/

MIT Media Lab
Project leader
January 2009 - June 2009 (6 months)
Cambridge, Massachusetts, United States

Lead and managed a team of two architects and three engineers to prototype an inductive charging station for the City of Boston Green wheel bike share program.

Squid Labs, LLC
Geometry Research assistant
January 2009 - April 2009 (4 months)

I helped assemble complex geometric flat patterns into organic programs.

Vehicle Design Summit
Engineering team leader
2008 - 2009 (1 year)

Managed four engineers to prototype the chassis and interior of a Hybrid Electric Car.

Local Motors
Vehicle Architect & Sustainable Design Consultant
January 2008 - May 2008 (5 months)

Consulted on sustainable strategies and product development for Local Motors in the initial design phase. Also acted as a shop manager for Research and Development

Power of Ten, LLC
Self employed, Production manager, Designer, accountant,
June 2004 - June 2006 (2 years 1 month)
Portland, Oregon, United States

Redesigned, fabricated, and assembled two Bio Diesel Land Rovers Defenders in a tandem production. Achieving 28 mpg, using a sustainable low energy output process.

2004 Bio Diesel SUV
http://www.flickr.com/photos/64836237@N00/sets/72157608691592540/

———

Education

Rhode Island School of Design
Industrial Design · (2005 - 2009)

MIT Media Lab
Smart cities · (2009 - 2009)

University of California, Berkeley
Architecture · (2002 - 2003)

Reed College
Drop-out statistic, Pre-Medicine/Pre-Medical Studies · (1998 - 2001)